UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Susanne V. Clark

Senior Managing Director and General Counsel

c/o Centerbridge Partners, L.P.

375 Park Avenue, 11th Floor

New York, New York 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Master, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 20,205,933
	9	Sole dispositive power None
	10	Shared dispositive power 20,205,933

11	Aggregate amount beneficially owned by each reporting person 20,205,933
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.87% (1)
14	Type of reporting person (see instructions) PN

(1)

All calculations of percentage ownership herein are based on a total of 65,035,801 shares of Common Stock and 247,771,428 shares of Series A Preferred Stock issued and outstanding as of April 30, 2021, as reported on the Form 8-K filed with the SEC by Garrett Motion Inc. on April 30, 2021. All calculations are based on the shares of Common Stock and Series A Cumulative Convertible Preferred Stock owned by the Reporting Person divided by the outstanding shares of Common Stock plus the shares of Series A Cumulative Convertible Preferred Stock owned by the Reporting Person.

SCHEDULE 13D
CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Offshore General Partner, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 20,205,933
	9	Sole dispositive power None
	10	Shared dispositive power 20,205,933

11	Aggregate amount beneficially owned by each reporting person 20,205,933
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.87%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D
CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Cayman GP, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 20,205,933
	9	Sole dispositive power None
	10	Shared dispositive power 20,205,933

11	Aggregate amount beneficially owned by each reporting person 20,205,933
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.87%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D
CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit GP Investors, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 20,205,933
	9	Sole dispositive power None
	10	Shared dispositive power 20,205,933

11	Aggregate amount beneficially owned by each reporting person 20,205,933
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.87%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D
CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Partners III-Flex, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 51,791,249
	9	Sole dispositive power None
	10	Shared dispositive power 51,791,249

11	Aggregate amount beneficially owned by each reporting person 51,791,249
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 45.42%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D
CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Partners General Partner III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 51,791,249
	9	Sole dispositive power None
	10	Shared dispositive power 51,791,249

11	Aggregate amount beneficially owned by each reporting person 51,791,249
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 45.42%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D
CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSCP III Cayman GP Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 51,791,249
	9	Sole dispositive power None
	10	Shared dispositive power 51,791,249

11	Aggregate amount beneficially owned by each reporting person 51,791,249
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 45.42%
14	Type of reporting person (see instructions) OO

SCHEDULE 13D
CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey H. Aronson
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 71,997,182
	9	Sole dispositive power None
	10	Shared dispositive power 71,997,182

11	Aggregate amount beneficially owned by each reporting person 71,997,182
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.87%
14	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to the shares of Common Stock, including shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, of Garrett Motion Inc., a Delaware corporation. According to the Company, the address of its principal executive office is La Pièce 16, Rolle, Switzerland 1180.

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”).

1)

Centerbridge Credit Partners Master, L.P., a Cayman Islands exempted limited partnership (“Credit Partners Master”), with respect to the shares of Common Stock and Series A Preferred Stock beneficially owned by it;

2)

Centerbridge Credit Partners Offshore General Partner, L.P., a Delaware limited partnership (“Credit Partners Offshore GP”), as general partner of Credit Partners Master, with respect to the shares of Common Stock and Series A Preferred Stock beneficially owned by Credit Partners Master;

3)

Centerbridge Credit Cayman GP, Ltd., a Cayman Islands exempted company (“Credit Cayman GP”), as general partner of Credit Partners Offshore GP, with respect to the shares of Common Stock and Series A Preferred Stock beneficially owned by Credit Partners Master;

4)

Centerbridge Credit GP Investors, L.L.C., a Delaware limited liability company (“Credit GP Investors”), as director of Credit Cayman GP, with respect to the shares of Common Stock and Series A Preferred Stock beneficially owned by Credit Partners Master;

5)	Centerbridge Special Credit Partners III-Flex, L.P., a Delaware limited partnership (“SC III-Flex”), with respect to the shares of Common Stock and Series A Preferred Stock beneficially owned by it;

6)

Centerbridge Special Credit Partners General Partner III, L.P., a Delaware limited partnership (“Special Credit III GP”), as general partner of SC III-Flex, with respect to the shares of Common Stock and Series A Preferred Stock beneficially owned by SC III-Flex;

7)

CSCP III Cayman GP Ltd., a Cayman Islands exempted company (“CSCP III Cayman GP”), as general partner of Special Credit III GP, with respect to the Common Stock and Series A Preferred Stock beneficially owned by SC III-Flex;

8)

Jeffrey H. Aronson (“Mr. Aronson”), a United States citizen, as director of CSCP III Cayman GP and managing member of Credit GP Investors, with respect to the shares of Common Stock and Series A Preferred Stock beneficially owned by Credit Partners Master and SC III-Flex.

Information required by Instruction C of Schedule 13D with respect to the managing member of Credit GP Investors and to the director of CSCP III Cayman GP is set forth on Schedule I attached hereto.

The business address of each of the Reporting Persons is 375 Park Avenue, 11th Floor, New York, New York 10152.

Other than Mr. Aronson, the Reporting Persons are private investment funds (or their general partners or director, as the case may be) principally engaged in the business of making investments in financial instruments. Mr. Aronson is the Managing Principal of Centerbridge Partners, L.P.

As described in Item 4, each of the Reporting Persons and the Other Shareholders (as defined in Item 4) expressly disclaims that they constitute a “group” for the purposes of Sections 13(d) of the Securities Exchange Act of 1934 (the

“Act”) and the rules thereunder. The Other Shareholders have agreed to file separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing its required information. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by the Other Shareholders.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 30, 2021, the Plan of Reorganization (the “Plan”) under Chapter 11 of Title 11 of the United States Code of Garrett Motion Inc., a Delaware corporation (the “Company”), became effective. Upon effectiveness of the Plan, all previously issued and outstanding common stock of the Company was cancelled in exchange for an equal number of shares of the reorganized Company’s common stock, $0.001 par value per share (the “Common Stock”). Pursuant to the terms of the Plan and the Replacement Equity Backstop Commitment Agreement dated March 9, 2021, the Company also issued 247,771,426 shares of Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”). Each share of Series A Preferred Stock is convertible into one share of Common Stock pursuant to the terms of the Certificate of Designations of Series A Cumulative Convertible Preferred Stock (the “Series A Certificate of Designations”). Centerbridge Credit Partners Master, L.P. acquired 584,237 shares of Common Stock and 19,621,696 shares of Series A Preferred Stock. Centerbridge Special Credit Partners III-Flex, L.P. acquired 2,805,763 shares of Common Stock and 48,985,486 shares of Series A Preferred Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock and Series A Preferred Stock for investment purposes and as part of the Plan.

On April 30, 2021, the Company entered into a Series A Investor Rights Agreement (the “Investor Rights Agreement”) with the Centerbridge Investors, the Oaktree Investors and the Additional Investors (each as defined therein, and the Oaktree Investors and the Additional Investors together, the “Other Shareholders”), setting forth the terms by which the Company agreed to provide certain rights in connection with the issuance of shares of its Series A Preferred Stock pursuant to the Plan. Pursuant to the Investor Rights Agreement, the Centerbridge Investors have the right to designate three Investor Director Designees (as defined therein) to be nominated for election to the board of directors of the Company (the “Board”) at each stockholder meeting of the Company, subject to reduction if the Centerbridge Investors’ beneficial ownership stake in the company decreases. In April 2021, the Centerbridge Investors designated Steven Silver, Julia Steyn and Robert Shanks as the initial Investor Director Designees of the Centerbridge Investors, with Robert Shanks designated as the “Additional Director”. The Investor Rights Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

On the same day, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Centerbridge Investors, the Oaktree Investors, and the Additional Investors (each as defined therein), setting forth the terms by which the Company agreed to provide certain registration rights with respect to its securities pursuant to its plan of reorganization. The Registration Rights Agreement is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

The arrangements contemplated by the Investor Rights Agreement and Registration Rights Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act).

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of this Schedule 13D. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock and Series A Preferred Stock, developments affecting the Company and other factors deemed relevant, may increase or decrease the size of its investment in the Company, exercise its right to convert its shares of Series A Preferred Stock to shares of Common Stock, or take one or more other actions that relate to or would result in any matter referred to in Item 4 of this Schedule 13D, alone or with others. Each of the Reporting Persons reserves the right to take such actions as it deems appropriate, in its discretion.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).

The information contained on the cover page of this Schedule 13D is incorporated herein by reference. Based on the Form 8-K filed with the SEC by the Company on April 30, 2021, there were 65,035,801 shares of Common Stock and 247,771,428 shares of Series A Preferred Stock issued and outstanding as of April 30, 2021. All ownership percentage calculations are based on the shares of Common Stock and Series A Preferred Stock owned by the Reporting Person divided by the outstanding shares of Common Stock plus the shares of Series A Cumulative Convertible Preferred Stock owned by the Reporting Person.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Credit Partners Master has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Credit Partners Offshore GP, its general partner, Credit Cayman GP, the general partner of Credit Partners Offshore GP, and Credit GP Investors, the director of Credit Cayman GP. None of Credit Partners Offshore GP, Credit Cayman GP or Credit GP Investors directly owns any of the shares of Common Stock or the Series A Preferred Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock and the Series A Preferred Stock beneficially owned by Credit Partners Master. However, none of the foregoing should be construed in and of itself as an admission by Credit Partners Offshore GP, Credit Cayman GP and Credit GP Investors or by any Reporting Person as to beneficial ownership of shares of Common Stock or the Series A Preferred Stock owned by another Reporting Person. In addition, each of Credit Partners Offshore GP, Credit Cayman GP and Credit GP Investors expressly disclaims beneficial ownership of shares of Common Stock or the Series A Preferred Stock owned by Credit Partners Master.

SC III-Flex has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by Special Credit III GP, its general partner, and CSCP III Cayman GP, the general partner of Special Credit III GP. Neither Special Credit III GP nor CSCP III Cayman GP directly owns any of the shares of Common Stock or the Series A Preferred Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock and the Series A Preferred Stock beneficially owned by SC III-Flex. However, none of the foregoing should be construed in and of itself as an admission by Special Credit III GP or CSCP III Cayman GP or by any Reporting Person as to beneficial ownership of shares of Common Stock or the Series A Preferred Stock owned by another Reporting Person. In addition, each of Special Credit III GP and CSCP III Cayman GP expressly disclaims beneficial ownership of shares of Common Stock or the Series A Preferred Stock owned by SC III-Flex.

As the director of CSCP III Cayman GP and the managing member of Credit GP Investors, respectively, Jeffrey H. Aronson may be deemed to share beneficial ownership with respect to the shares of Common Stock and Series A Preferred Stock held of record by each of SC III-Flex and Credit Partners Master. Such persons and entities expressly disclaim beneficial ownership of the shares of Common Stock and Series A Preferred Stock held of record by each of SC III-Flex and Credit Partners Master, except to the extent of any proportionate pecuniary interest therein.

(c) Other than as reported in Item 3, the Reporting Persons have not effected any transactions in the Common Stock or the Series A Preferred Stock during the past 60 days.

(d) and (e) are not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit I to this Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

I	Joint Filing Agreement, dated May 13, 2021

99.1	Series A Investor Rights Agreement, dated as of April 30, 2021, among Garrett Motion Inc. and the investors named therein, as filed pursuant to the Form 8-K filed by the Company on April 30, 2021, and is incorporated herein by reference.

99.2	Registration Rights Agreement, dated as of April 30, 2021, among Garrett Motion Inc. and the holders party thereto, as filed pursuant to the Form 8-K filed by the Company on April 30, 2021, and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: May 13, 2021

CENTERBRIDGE CREDIT PARTNERS MASTER, L.P.
By:	Centerbridge Credit Partners Offshore General Partner, L.P., its general partner
By:	Centerbridge Credit Cayman GP, Ltd., its general partner
By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS
OFFSHORE GENERAL PARTNER, L.P.
By:	Centerbridge Credit Cayman GP, Ltd., its general partner
By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP, LTD.
By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT GP INVESTORS, L.L.C.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.
By:	Centerbridge Special Credit Partners General Partner III, L.P., its general partner
By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.
By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CSCP III CAYMAN GP LTD.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson